SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                  FORM 12b-25

                                              Commission File Number:  1-9875

                          NOTIFICATION OF LATE FILING



      (Check One: [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F
                  [X] Form 10-Q [ ] Form N-SAR

For Period Ended:   September 30, 1994

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _____________________________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________

                        Part I.  Registrant Information

Full name of registrant:           STANDARD COMMERCIAL CORPORATION
                           ___________________________________________________

Former name if applicable  ___________________________________________________

                 2201 Miller Road
______________________________________________________________________________
Address of principal executive office [Street and number]

      Wilson, North Carolina   27893
______________________________________________________________________________
         City, State and Zip Code

                       Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III.  Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant is in the process of negotiating with certain of its lenders amendments of certain loan agreements. Absent such amendments the Registrant will be in violation of certain provisions of the loan agreements on November 15, 1994. The persons responsible for preparing the 10-Q report are engaged in these extensive negotiations and require additional time to prepare the report.

                          Part IV.  Other Information

      (1) Name and telephone number of person to contact in regard to this notification

     Guy M. Ross              (919)                     291-5507
______________________________________________________________________________
        (Name)             (Area code)             (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The results for the quarter ended September 30, 1994 were significantly worse than those for the quarter ended September 30, 1993. For the 1993 quarter there was a loss of $523,000 ($.07 per share). As announced in a press release dated November 8, 1994, the loss for the 1994 quarter was $4.1 million ($0.49 per share).

                       STANDARD COMMERCIAL CORPORATION
______________________________________________________________________________
                 (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   November 14, 1994                     By   /s/ Guy M. Ross
       _______________________                  ______________________________
                                                  Vice President